DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY D. MILLER jeffrey.miller@dlapiper.com T 919.786.2005

October 12, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Attn:    Steven Jacobs, Branch Chief

Re:	Eagle Hospitality Properties Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-32279

Ladies and Gentlemen:

As you know, this law firm represents Eagle Hospitality Properties Trust, Inc. (the “Company”). We are writing this letter on behalf of the Company in response to the comment letter from Steven Jacobs, Branch Chief, dated September 28, 2006, regarding the Company’s Form 10-K for the Year Ended December 31, 2005.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to such comments.

Form 10K for the year ended December 31, 2005

Item 6. Selected Historical Financial and Other Data, page 26

1.	Comment: We have reviewed your response to prior comment two and are unaware of a requirement to present FFO on a “fully-diluted” basis and do not understand how a measure other than a per share measure can be “fully-diluted.” Please explain or revise your reference to FFO to clearly explain the measure you have presented.

Response: The Company believes that its presentation of FFO is consistent with NAREIT’s FFO White Paper and that adding minority interest in the income from its

Securities and Exchange Commission

October 12, 2006

operating partnership back to the Company’s net income available to common stockholders is consistent with standard industry practice for REITs that operate through an UPREIT structure. The Company concurs with the Staff’s comment that only a per share measure can be presented on a “fully-diluted” basis. However, the Company believes that it is important to present FFO on an as-converted basis since all of the operating partnership units are redeemable on a one-for-one basis for shares of the Company’s common stock. The Company believes that a presentation of FFO without including the effect of minority interest in the operating partnership could be misleading to holders of the Company’s common stock. In future filings, the Company will explain this rationale for presenting FFO on an as-converted basis and include beneath the FFO reconciliation table the weighted average number of shares of the Company’s common stock and operating partnership units outstanding during the applicable period.

Consolidated and Combined Statements of Operations and Comprehensive Income, page 48

2.	Comment: We note your response to our prior comment number four. In reviewing your subsequent filings, you have not revised your presentation to include stock-based compensation in the relevant line item in which it would be included had it been paid with cash, although you state that you have revised it commencing with your March 31, 2006 filing. Please advise.

Response: We apologize for the miscommunication that led to the statement in our letter dated August 18, 2006 that the Company had revised its presentation commencing with its March 31, 2006 filing. Commencing with its Quarterly Report on Form 10-Q for the Three Months Ended September 30, 2006, the Company will include stock-based compensation in the General and Administrative Expense line item, in accordance with SAB 107.F.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 12, 2006

If you need any additional information or if we can be of any further assistance, please call me at (919) 786-2005.

Sincerely,

/s/ Jeffrey D. Miller
Jeffrey D. Miller

cc:	Securities and Exchange Commission
Kelly McCusker, Staff Accountant
Eagle Hospitality Properties Trust, Inc.
Raymond D. Martz
Ernst & Young LLP
Philip Childs